FOR IMMEDIATE RELEASE-

ELRON ENTERS THE FIELD OF INTERNET AND CELLULAR THROUGH
AN INITIAL INVESTMENT IN JOURNEYS, A MASSIVE MULTIPLAYER ON-
LINE GAMING (MMOG) VENTURE

Tel Aviv, July 1, 2007 - Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), announced today that it has made its first investment in the internet and cellular field by providing a convertible loan of $600,000 to Journeys Ltd., an Israeli company which is in the Massive Multiplayer On-line Gaming (MMOG) arena. Journeys is engaged in the development of a casual internet multiplayer game appealing to a wide audience.

Journeys was established earlier this year by three Israeli entrepreneurs, Guy Bendov, one of the founders of Double Fusion specializing in in-game advertising, Sharon Priel, former Vice President of Technology of The Marker, a leading Israeli financial online and print publication and Assaf Priel, one of the founders of Inkod-Hypera, a well-known Israeli visual concept house.

Assaf Topaz, Vice President of Elron said: “The Journeys team is creative with significant technological experience and a proven track record. Journeys is developing the next generation of computer games integrating a unique game experience with advanced abilities in creating social networking. The combination of this winning team and the unique product they are developing is expected to make this company one of the major players in this field.”

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel
Tel. 972-3-6075555, Fax. 972-3-6075556   www.elron.com

Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).

The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel
Tel. 972-3-6075555, Fax. 972-3-6075556   www.elron.com